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15047025

SEC MAIL PROCESSING
RECEIVED SECTION
MAR 02 2015
WASH., D.C.
194

SECURITIES [illegible] COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65857

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) **AND ENDING** 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NORTHERN LIGHTS DISTRIBUTORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17605 Wright Street
(No. and Street)

Omaha	NE	68130
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Daniel Applegarth — 402-896-7043
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name — *if individual, state last, first, middle name*)

1601 Dodge Street, Suite 3100	Omaha	NE	68102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/11/15

OATH OR AFFIRMATION

I, **M. DANIEL APPLEGARTH**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to the firm of **NORTHERN LIGHTS DISTRIBUTORS, LLC** (the "Company"), as of and for the year ended December 31, 2014, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Treasurer/FINOP

Title

Notary Public

General Notary - State of Nebraska
KELLY A. SHULTZ
My Comm. Exp. Nov. 29, 2017.

Northern Lights Distributors, LLC Table of Contents. This report ** contains (check all applicable boxes):

☒

(X)	Report of Independent Registered Public Accounting Firm	
(X)	(a)	Facing Page
(X)	(b)	Statement of Financial Condition
(X)	(c)	Statement of Income (Operations)
(X)	(d)	Statement of Cash Flows
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(X)	Notes to Financial Statements	
(X)	(g)	[Unconsolidated] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
(X)	(h)	[Unconsolidated] Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
(X)	(i)	[Unconsolidated] Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 [included in items g and h]
( )	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation [included in the notes to the financial statements]

Northern Lights Distributors, LLC

(A Wholly Owned Subsidiary of
NorthStar Financial Services Group, LLC)

(SEC I.D. No. 8-65857)

Statement of Financial Condition
as of December 31, 2014 and Report of Independent
Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT**.

Deloitte.

Deloitte & Touche LLP
First National Tower
1601 Dodge Street, Ste. 3100
Omaha, NE 68102-1649
USA

Tel: +1 402 346 7788
Fax: +1 402 997 7875
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Members and Managers of
Northern Lights Distributors, LLC
Omaha, Nebraska

We have audited the accompanying statement of financial condition of Northern Lights Distributors, LLC (the "Company") as of December 31, 2014. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Northern Lights Distributors, LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2015

NORTHERN LIGHTS DISTRIBUTORS, LLC
(A Wholly Owned Subsidiary of NorthStar Financial Services Group, LLC)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014

ASSETS	
CASH	$ 1,446,021
ACCOUNTS RECEIVABLE — Net of allowance for doubtful accounts of $25,123	4,882,539
RECEIVABLES FROM AFFILIATES	69,528
PROPERTY AND EQUIPMENT AT COST — Net of accumulated depreciation and amortization of $26,325	26,047
OTHER ASSETS	52,620
TOTAL	$ 6,476,755
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES:	
Accounts payable and accrued liabilities	$ 53,076
Commissions payable	4,360,662
Due to affiliate	244,192
Total liabilities	4,657,930
COMMITMENTS AND CONTINGENCIES (See Note 4)	
MEMBER'S EQUITY	1,818,825
TOTAL	$ 6,476,755

The accompanying notes are an integral part of this financial statement.

NORTHERN LIGHTS DISTRIBUTORS, LLC
(A Wholly Owned Subsidiary of NorthStar Financial Services Group, LLC)

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Northern Lights Distributors, LLC (NLD or the "Company") is a Nebraska limited liability company providing mutual fund distribution services to investment companies and mutual funds and annuity products to the general public. NLD's primary source of revenue is commission revenue on mutual funds and annuity contracts sold to individual investors. NLD is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

The Company is exempt (under paragraph (k)(2)(i)) from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934.

The financial statement does not contain a statement of changes in liabilities subordinated to claims of general creditors as required by Rule 17a-5 of the Securities and Exchange Commission, as no such liabilities existed at December 31, 2014.

Basis of Accounting — NLD prepares its financial statements on the accrual basis using accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Accordingly, actual results could differ from those estimates.

Cash — Cash consists of amounts on deposit with banks.

Accounts Receivable — The Company evaluates the collectability of receivables throughout the year and establishes an allowance for bad debts for accounts or portions thereof that become past due greater than 90 days. The balances aged greater than 90 days are fully reserved as bad debt and charged to operations.

Revenue Recognition — Service fees (12b-1) revenues are recorded in the period services are provided and reflected in revenue from sale of investment company shares. Service fees owed to selling brokers or other servicing parties are recorded as expenses in the period as incurred. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Licensing and supervision of registered representatives revenue is recorded when earned and is reflected in other income.

Depreciation and Amortization — Depreciation and amortization are provided on a straight-line basis using estimated useful lives of three years for computer software, five years for computer equipment, and seven years for furniture and fixtures.

Income Taxes — The Company, as a wholly owned subsidiary of NorthStar Financial Services Group, LLC ("NorthStar" or "Parent" or "Member"), is a disregarded entity for income tax purposes under the provisions of the Internal Revenue Code. Accordingly, income from the Company is reported and respective income taxes are paid by the members of the Parent, and, as a result, no provision for federal income taxes is provided as it relates to the Company's taxable income.

Also, no provision has been made for any amounts which may be advanced or paid as draws to the members of the Parent to assist them in paying their income taxes on income of the Company.

Recent Accounting Pronouncements — In May 2014, the Financial Accounting Standards Board issued a comprehensive new revenue recognition standard (Accounting Standard Updated 2013-09), Revenue from Contracts with Customers (Topic 606)), effective retrospectively for fiscal years beginning after December 15, 2017. Early adoption of this standard is not permitted. The new guidance will supersede nearly all existing revenue recognition guidance; however, it will not impact the accounting for insurance contracts, leases, financial instruments and guarantees. For those contracts that are impacted by the new guidance, the guidance will require an entity to recognize revenue upon the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to, in exchange for those goods or services. The Company is currently evaluating the impact of this guidance on its financial statements.

2. NET CAPITAL REQUIREMENTS

NLD is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $1,247,240 which was $936,711 in excess of its required net capital of $310,529. The Company's net capital to required net capital ratio was 4.02 to 1, and the Company's aggregate indebtedness to net capital was 3.73 to 1. The Company intends to pay distributions to its Parent during 2015, subject to applicable regulatory requirements and approvals.

3. RELATED PARTIES

NorthStar provides management services for a number of subsidiaries. NorthStar allocates direct expenses to the subsidiaries, and then based on a formal agreement allocates any remaining expenses to each subsidiary based primarily on the number of employees of each.

In the ordinary course of business, NLD may advance funds for the payment of expenses or carry balances for services rendered to NorthStar and NorthStar's wholly owned subsidiaries, CLS Investments, LLC (CLS), Gemini Fund Services, LLC (GFS), Gemini Hedge Fund Services, LLC (GHFS), Northern Lights Compliance Services, LLC (NLC), Gemcom, LLC (Gemcom), and Orion Advisor Services, LLC (OAS). At December 31, 2014, the amount receivable from CLS, GFS, GHFS, OAS and NLC was $69,528, which is included in receivable from affiliates on the statement of financial condition. The amount payable to NorthStar and Gemcom was $244,192, which is included in due to affiliate on the statement of financial condition.

Transactions with related parties are not necessarily indicative of revenues and expenses which would have occurred had the parties not been related.

4. COMMITMENTS AND CONTINGENCIES

NLD had no commitments or contingencies as of December 31, 2014.

5. SUBSEQUENT EVENTS

The subsequent events for NLD have been evaluated through the issuance of the statement of financial condition. On February 5, 2015 NorthStar entered into an agreement with “TA NS Holdings, LLC” to sell a majority stake of NorthStar to “TA NS Holdings, LLC”. The expected closing date of the sale is scheduled to take place on April 30th, 2015.

There were no other subsequent events to recognize or disclose in the financial statements.

* * * * * *